Exhibit 99.1

KRBL Comes Out in Support of Amira Nature Foods and Denounces Factually Incorrect Report

New York- February 17, 2015 – Amira Nature Foods Ltd. (NYSE: ANFI) today announced that KRBL Limited Chairman & Managing Director, Anil Kumar Mittal, has issued a statement denouncing a recent report against Amira Nature Foods and expressing his shock at the false and misleading statements attributed to KRBL.

KRBL’s Chairman & Managing Director Anil Kumar Mittal has come forth with the following statement:

“I am shocked having read the content of a recent report with respect to KRBL’s alleged statements on The Amira Group. As Chairman of KRBL, we have the utmost respect for The Amira Group and the Chanana family. Amira and the Chanana family are not only well known in the rice industry, but also the business community with relationships spanning generations.”

Mittal continued, “I can confirm that we did not enter into making these irresponsible and factually inaccurate statements that have been attributed to KRBL in this report. I am confident that there has been no involvement from KRBL in this malicious attempt to disseminate this fictional information with respect to KRBL’s alleged comments. It is blatantly obvious that behind the inaccurate report there is someone targeting Amira, using dishonest tactics.”

Amira Nature Foods Chairman, Karan A Chanana said, “We thank Mr. Anil Mittal and KRBL for their support in repudiating the false claims made in this malicious report. Amira stands by its historical financial statements filed with the Securities and Exchange Commission.”

About Amira Nature Foods Ltd

Founded in 1915, Amira has evolved into a leading global provider of branded packaged Indian specialty rice, with sales in over 60 countries today. The Company primarily sells Basmati rice, which is a premium long-grain rice grown only in certain regions of the Indian sub-continent, under its flagship Amira brand as well as under other third party brands. Amira sells its products through a broad distribution network in both the developed and emerging markets. The Company’s global headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, Germany, the United Kingdom, and the United States. Amira Nature Foods Ltd is listed on the New York Stock Exchange (NYSE) under the ticker symbol “ANFI.”

For more information please visit www.amira.net

Safe Harbor for Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to: our goals and strategies; our expansion plans; and our future business development. We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Risk Factors” appearing in our Annual Report on Form 20-F as well as other public filings with the Securities and Exchange Commission. Those risks are not exhaustive and reflect our expectations as of the date of this press release. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.